Exhibit 16

February 28, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Alpha Technologies Group, Inc.’s (the “Company’s”) Form 8-K dated February 10, 2005, and we agree with the statements made therein.

For the purpose of clarity and completeness, as it relates to the second paragraph, the Company provided Deloitte and Touche LLP, with a draft of their Annual Report on Form 10-K on February 4, 2005. In that draft the Company disclosed the proposed terms of a foreclosure agreement, which per the Company’s disclosures in Item 1 of this Form 8-K was subsequently entered into on February 14, 2005. At the date of our resignation the Company had not provided to us a copy of the foreclosure agreement or the Company’s analysis of the accounting and financial reporting implications of the agreement.

Yours truly,

/s/ Deloitte & Touche LLP

Boston, Massachusetts